Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

September 27, 2017

Larry Spirgel

Assistant Director

AD Office 11 - Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Black Ridge Acquisition Corporation

Registration Statement on Form S-1

Filed on September 18, 2017

File No. 333-220516

Dear Mr. Spirgel:

On behalf of Black Ridge Acquisition Corp. (“Company”), we respond as follows to the Staff’s comment letter, dated September 26, 2017, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from the initial filing of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Potential Conflicts, page 3

1.	Please revise your disclosures in paragraph one to clarify that your sponsor Black Ridge Oil & Gas is currently conducting a rights offering to raise money to fund its sponsorship of the Company and potentially to fund its independent acquisition of distressed assets in the energy industry.

We have revised the disclosure on pages 3,19 and 57 of the Registration Statement as requested to clarify that the Company’s sponsor will have access to the excess funds it raised in its rights offering to potentially fund additional investments or acquisitions.

Securities and Exchange Commission

September 27, 2017

Because of our structure, other companies may have a competitive advantage and we may not be able to consummate an attractive business combination, page 21

2.	Please revise to briefly discuss the fact that you may likewise be subject to competition for acquisitions from your sponsor, Black Ridge Oil & Gas.

We have revised the disclosure on page 21 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Ken DeCubellis